June 18, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Attention: Ms. Kathleen Krebs, Special Counsel

Attention: Ms. Emily Drazan, Staff Attorney

Re:	FTE Networks, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed June 3, 2015
Response Letter dated May 20, 2015
File No. 000-31355

Dear Mr. Spirgel:

FTE Networks, Inc. (the “Company”) confirms receipt of the letter dated June 4, 2015 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”) and response letter. This letter also addresses the oral comment issued to our counsel on May 29, 2015. The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment in bold.

Item 10. Recent Sales of Unregistered Securities, page 45

Comment #1:	We note your response to comment 2 of our letter dated May 13, 2015. Please expand your response to avoid conclusory statements and provide analysis of the specific facts the company has relied upon for an exemption from registration.

Response:	The Company issued securities to 52 persons in connection with the Beacon Merger in reliance on the exemption from registration of securities under Section 4(a)(2) and Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Section 4(a)(2) of the Securities Act provides an exemption from registration of securities under the Securities Act for transactions by an issuer not involving any public offering. While “public offering” is not a defined term, the Commission has expressed that several factors may be examined to determine whether an offering is a public offering. These factors include (1) whether the investor is sophisticated and has the knowledge and experience of financial and business matters to evaluate the risks and merits of the proposed offering, which category includes accredited investors, (2) whether the offering is made to a limited number of investors, (3) whether there was any general solicitation and advertising in connection with the offering, (4) the amount and type of information given to the potential investors, (5) restrictions on transfer of the securities issued, (6) whether the securities were purchased for the investors own account and not with a view to resale or distribution.

Under a 4(a)(2) analysis, the Company determined that our issuance of shares (the “Merger Shares”) in connection with the Beacon Merger is not a public offering. As described in further detail below, we reasonably believed that the Merger Share recipients were accredited investors and/or sophisticated parties with sufficient knowledge and experience to evaluate the merits and risks of their investments in the securities. Second, the “offering” was made to a limited number of investors solely in connection with the Beacon Merger, some of whom previously held shares in Focus. Third, the Company did not engage in any general solicitation or advertising in connection with the Beacon Merger and the issuance of the Merger Shares. Information regarding the Company was made available to the Focus shareholders. The Company clearly asserted to the recipients that the Merger Shares were subject to restrictions on transfer. Finally, the Merger Shares were not issued and the investors and former Focus shareholders did not purchase or otherwise receive the Merger Shares with a view to resale.

Regulation D also provides further qualification for exemption from registration. Specifically, Rule 506(b) is a safe-harbor rule, and if all the elements of Rule 506(b) are met, the issuer has satisfied the requirements of a Section 4(a)(2) exemption. At the time of the offering, under Rule 506(b), issuers could issue securities to an unlimited number of accredited investors and up to 35 non-accredited investors, for an unlimited offering size. Issuers must have had the reasonable belief that the investors were accredited investors. In addition, (i) the issuer must have made certain information available to the non-accredited investors, (ii) general solicitation was prohibited, and (iii) the securities issued were to be restricted securities.

At the time of the offering, the Company analyzed the issuance with respect to the Beacon Merger under Rule 506(b) and determined that the criteria for a 506 exemption was satisfied because (i) no limit was applicable to the offering size, (ii) the securities were issued to persons and entities we reasonably believed were accredited investors, and (iii) securities were not issued to more than 35 non-accredited investors. Further, the Company did not engage in general solicitation or advertising, and the Merger Shares were issued as restricted securities. Since all requirements for a Rule 506 offering were met with respect to size of offering, general solicitation and restrictions on transfer, we believe whether a 506 exemption is available hinged on whether the recipients of Beacon shares were accredited investors.

We deemed that the non-employee/consultant recipients of securities in connection with the Beacon Merger were accredited investors based on several factors. First, 1 institutional investor executed a purchase agreement pursuant to which it affirmatively represented and provided information to the Company that spoke to its status as an accredited investor. Second, 4 investors were business entities that were operated by sophisticated persons or persons with sufficient knowledge and experience to evaluate the merits and risks of the investment in the Merger Shares, and in which all of the equity owners may have been deemed accredited investors. The control person of one of these entities, who was also an affiliate and major shareholder of the Company, received Merger Shares separate from his entity. Third, 35 investors represented to the Company and provided information with respect to their statuses as accredited investors pursuant to an engagement agreement between the Company and the exclusive managing placement agent at that time; thus the Company reasonably believed that the 35 investors were accredited investors. Fourth, 2 recipients of the consideration were directors or officers and thus accredited investors. Finally, the remaining recipients of Merger Shares were employees or consultants and contractors of Focus who received their shares from Focus in connection with services rendered as part of contractual obligations and who had sufficient and intimate knowledge of the business of Focus. The employees and service providers did not purchase the original shares of Focus and did not purchase Merger Shares. Accordingly, we respectfully believe the exemption provided by Rule 506(b) at the time and the exemption provided by Section 4(a)(2) and/or 4(a)(2) generally were available and the issuance of the Merger Shares pursuant to the Beacon Merger did not require registration under the Securities Act.

Age of Financial Statements

Comment #2:	We note that the registration statement includes interim financial statements as of a date 135 days or more before the date the registration statement became effective. Please amend your registration statement and update your financial statements as required by Rule 8-08 of Regulation S-X.

Response:	In response to the Staff’s comment, as soon as possible the Company will file an amendment to the Registration Statement to include its interim financial statements for the quarter ended March 31, 2015 and any updates in the Registration Statement related thereto.

Requested Acknowledgment

FTE Networks, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact our outside legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

Sincerely,

/s/ Michael Palleschi

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.
5495 Bryson Drive, Suite 423

Naples, Florida 34109

1-877-878-8136

cc: Clayton Parker, Esq., K&L Gates, LLP